Exhibit 99.3

DRDGOLD LIMITED







NOTICE OF ANNUAL GENERAL MEETING 2023

CONTENTS

NOTICE OF ANNUAL GENERAL MEETING (AGM)

ANNEXURE DOCUMENTS

OTHER INFORMATION



FORWARD-LOOKING STATEMENTS

Some of the information in this notice may contain projections or other forward-looking statements regarding future events or other financial performance, including information relating to our Group, that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this notice, the words "estimate", "project", "believe", "anticipate", "intend", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a prolonged strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section titled "Risk factors" included in our Form 20-F for the fiscal year ended 30 June 2023, which we filed with the United States Securities and Exchange Commission (SEC) on 30 October 2023. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this notice or the occurrence of unanticipated events. Any forward-looking statement included in this notice has not been reviewed or reported on by DRDGOLD's auditors.



NOTICE OF ANNUAL GENERAL MEETING

FOR THE YEAR ENDED 30 JUNE 2023

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE and A2X share code: DRD
NYSE trading symbol: DRD

("**DRDGOLD**" or the "**company**" or the "**group**")

1. Notice is hereby given to the shareholders of the company ("**shareholders**") that the annual general meeting ("**AGM**") of DRDGOLD will be held remotely at 10:00 am (South African time) on Wednesday, 29 November 2023 through an interactive electronic platform for the purposes of considering and, if deemed fit, adopting, with or without modification, the ordinary and special resolutions set out below in accordance with the company's memorandum of incorporation ("**MOI**"), the Companies Act, No. 71 of 2008, as amended ("**Act**"), as read with the JSE Limited Listings Requirements ("**JSE Listings Requirements**"), and for the purpose of transacting any other business as may be conducted at the AGM ("**Notice**").
2. The company has retained the services of The Meeting Specialist Proprietary Limited ("**TMS**") to remotely host the AGM on an interactive electronic platform in order to facilitate remote electronic attendance, participation and voting by shareholders and/or their proxies. TMS will assist shareholders with the requirements for electronic attendance, participation in, and/or voting at the AGM. Shareholders who wish to electronically attend, participate in and/or vote at the AGM are required to contact TMS at proxy@tmsmeetings.co.za or on +27 11 520 7950/1/2 as soon as possible, in any event by no later than 10:00 am (South African time) on Tuesday, 28 November 2023. Shareholders participating in this manner may still appoint a proxy to vote on their behalf at the AGM. Access by means of electronic communication will be at the expense of the individual shareholder.
3. In terms of section 59(1) of the Act, the board of directors of the company ("**directors**" or "**Board**") has set the record date by when persons must be recorded as shareholders in the register of shareholders in order to be entitled to receive this Notice as Friday, 20 October 2023. The record date by when persons must be recorded in the register of shareholders to be entitled to electronically attend, participate in and vote at the AGM is Friday, 17 November 2023. Accordingly, the last day to trade in order to electronically attend, participate in and vote at the AGM is Tuesday, 14 November 2023.
4. Right to appoint a proxy

    4.1 Shareholders entitled to electronically attend, participate and vote at the AGM may appoint one or more proxies to electronically attend, participate in and vote on their behalf, provided that each such proxy is appointed to exercise the rights attached to different shares held by that shareholder. The appointment of a proxy will not prevent a shareholder from subsequently electronically attending, participating in and voting at the AGM.

    4.2 A proxy need not be a shareholder of the company.

    4.3 A form of proxy is enclosed herein. To appoint more than one proxy, the form of proxy may be photocopied or an additional form of proxy may be obtained by contacting the transfer secretaries. Details of where to send the completed form of proxy are set out in the form of proxy.

    4.4 Shareholders are advised that in terms of section 63(1) of the Act, meeting participants, being shareholders or proxies, will be required to provide reasonably satisfactory identification before being entitled to electronically participate in or vote at the AGM. Forms of identification that will be accepted include original and valid identity documents, driver's licences and passports.

APPROVALS REQUIRED FOR RESOLUTIONS

For purposes of approving the ordinary resolutions, the support of more than 50% (fifty percent) of the voting rights exercised on the resolution by shareholders electronically present, or represented by proxy, at the AGM is required, unless otherwise indicated.

In order for the special resolutions to be adopted, the support of at least 75% (seventy five percent) of the voting rights exercised, which the shareholders electronically present, or represented by proxy, at the AGM are entitled to cast, is required.

PART I: PRESENTATION OF ANNUAL STATEMENTS AND REPORT ON THE SOCIAL AND ETHICS COMMITTEE

PRESENTATION OF ANNUAL FINANCIAL STATEMENTS

The consolidated and company annual financial statements for the year ended 30 June 2023 ("**AFS**"), including, *inter alia*, the directors' report, the report of the audit committee and the auditor's report, will be presented to the shareholders as required in terms of section 30(3)(d) and 61(8)(a) of the Act.

Summary consolidated annual financial statements are included in this Notice on pages 12 to 21 in Annexure 1 - Summary Consolidated Annual Financial Statements.

The full AFS are available on our website at: *http://www.drdgold.com/investors/reports-and-results*.

SOCIAL AND ETHICS COMMITTEE

In accordance with regulation 43(5)(c) of the Companies Regulations, 2011, promulgated under the Act, a member of the Social and Ethics Committee is required to report to shareholders at the AGM on the matters within the mandate of the Social and Ethics Committee. The Social and Ethics Committee's report is contained on page 23 of this Notice in Annexure 3 - Social and Ethics Committee Report.

PART II: ORDINARY RESOLUTIONS AND SPECIAL RESOLUTIONS PROPOSED BY THE COMPANY

ORDINARY RESOLUTION NUMBER 1: RE-APPOINTMENT OF INDEPENDENT AUDITORS

"Resolved that BDO South Africa Inc. (with the designated external audit partner being Jacques Barradas) upon the recommendation of the Board, following the recommendation of the Audit Committee, be and are hereby re-appointed as the independent external registered auditors of the company for the ensuing period commencing from 29 November 2023 and terminating on the conclusion of the next AGM."

Explanation

In terms of section 90(1A) of the Act, a company which is required to have its annual financial statements audited annually in terms of the Act must appoint an external auditor and the designated external audit partner each year at its AGM. The Company must appoint an auditor who complies with the requirements of section 90(2) of the Act and with paragraph 3.86 of the JSE Listings Requirements. The company is obliged to have its annual financial statements audited in terms of the Act as its public interest score exceeds the threshold above which this obligation applies.

The percentage of voting rights that will be required for this resolution to be adopted is more than 50% (fifty percent) of the voting rights exercised on the resolution.

RE-ELECTION OF DIRECTORS

In terms of clause 25 of the MOI, one third of the directors (executive and non-executive) for the time being shall retire from office at each AGM. Furthermore, the Nominations Committee of the Board has reviewed the composition of the Board against corporate governance and transformation requirements and has recommended the re-election of the directors listed below to the Board. It is the view of the Board that the re-election of the directors listed below would provide continuity, taking cognisance of the size of the Board, as well as gender and demographics considerations.

ORDINARY RESOLUTION NUMBER 2: RE-ELECTION OF DIRECTOR

"Resolved that Mr Johan Holtzhausen, who retires by rotation at the AGM in terms of clause 25 of the MOI and who is eligible and available for re-election, be and is hereby re-elected as a director with effect from the end of the AGM."

The curriculum vitae ("**CV**") of Mr Johan Holtzhausen is provided on page 25 of this Notice in Annexure 4 - Directors.

The percentage of voting rights that will be required for this resolution to be adopted is more than 50% (fifty percent) of the voting rights exercised on the resolution.

ORDINARY RESOLUTION NUMBER 3: RE-ELECTION OF DIRECTOR

"Resolved that Ms Thoko Mnyango, who retires by rotation at the AGM in terms of clause 25 of the MOI and who is eligible and available for re-election, be and is hereby re-elected as a director with effect from the end of the AGM."

The CV of Ms Thoko Mnyango is provided on page 26 of this Notice in Annexure 4 - Directors.

The percentage of voting rights that will be required for this resolution to be adopted is more than 50% (fifty percent) of the voting rights exercised on the resolution.

ORDINARY RESOLUTION NUMBER 4: RE-ELECTION OF DIRECTOR

"Resolved that Mr Niël Pretorius, who retires by rotation at the AGM in terms of clause 25 of the MOI and who is eligible and available for re-election, be and is hereby re-elected as a director with effect from the end of the AGM".

The CV of Mr Niël Pretorius is provided on page 27 of this Notice in Annexure 4 - Directors.

The percentage of voting rights that will be required for this resolution to be adopted is more than 50% (fifty percent) of the voting rights exercised on the resolution.

ORDINARY RESOLUTION NUMBER 5: GENERAL AUTHORITY TO ISSUE SECURITIES FOR CASH

"Resolved that the directors be and are hereby authorised, as a general authority, to issue, as they in their discretion think fit, authorised but unissued shares in the capital of DRDGOLD, which currently comprises no par value ordinary shares ("**Shares**"), or grant options to subscribe for an existing issued class of DRDGOLD shares ("**Options**"), or to allot and issue instruments that are convertible to an existing issued class of DRDGOLD shares ("**Convertible Instruments**") (Shares, Options and Convertible Instruments being collectively referred to as "**DRDGOLD Securities**"), for cash to such person or persons as and when suitable opportunities arise therefore, but subject to the requirements from time to time of the company, the Act and any stock exchange(s) on which DRDGOLD Securities may be quoted or listed from time to time, particularly the JSE Listings Requirements and the MOI on the following basis that:

1. The authority in terms of this resolution shall be valid only up to and including the date of the next AGM (whereupon this authority shall lapse, unless it is renewed at the aforementioned AGM), or 15 (fifteen) months from the date on which this resolution is passed, whichever is the earlier date;
2. The issuance of DRDGOLD Securities may not in any one financial year in the aggregate exceed 15% (fifteen percent) of the number of issued Shares as at the date of this Notice, which amounts to no more than 129,688,306 (one hundred and twenty nine million six hundred and eighty eight thousand three hundred and six) Shares. The number of DRDGOLD Securities that may be issued shall be determined in accordance with paragraph 5.52(c) of the JSE Listings Requirements;
3. The maximum discount at which the DRDGOLD Securities may be issued is 10% (ten percent) of the weighted average traded price of DRDGOLD Securities over the 30 (thirty) trading days prior to the date that the price of the issue is determined or agreed by the directors and the party subscribing for the DRDGOLD Securities or, if the DRDGOLD Securities have not traded in such 30 (thirty) trading day period, at a price to be determined in consultation with the JSE Limited;
4. The issuance of Options or Convertible Instruments are subject to the same or similar requirements as those relating to the issue of Shares and the requirements set out in paragraph 5.53 of the JSE Listings Requirements;
5. The DRDGOLD Securities which are the subject of the issue for cash must be of a class already in issue or must be Shares, Options, or Convertible Instruments that are convertible into a class already in issue;
6. Any such general issues are subject to the exchange control regulations and approvals applicable at that point in time;
7. The issue shall be to public shareholders as defined in paragraphs 4.25 to 4.27 of the JSE Listings Requirements and not to related parties, save for where the general issue of DRDGOLD Securities for cash is implemented through a bookbuild process and subject to paragraph 5.52(f) of the JSE Listings Requirements; and
8. After the company has issued DRDGOLD Securities in terms of this general authority representing, on a cumulative basis, 5% (five percent) or more of the number of DRDGOLD Securities in issue prior to the issue, the company shall publish an announcement containing full details of the issue, including the items described in paragraph 11.22 of the JSE listings Requirements"

In accordance with the JSE Listings Requirements, the approval required for this resolution to be adopted is a 75% (seventy five percent) majority of the votes cast in favour of the resolution.

ORDINARY RESOLUTIONS NUMBER 6.1 TO 6.4: ELECTION OF AUDIT COMMITTEE MEMBERS

"Resolved that, in terms of the Act and the JSE Listings Requirements, the following independent non-executive directors be and are hereby elected as members of the Audit Committee, with effect from the end of the AGM until the next AGM:

6.1 Mr Johan Holtzhausen (Chairman);

6.2 Mr Jean Nel;

6.3 Ms Prudence Lebina; and

6.4 Ms Charmel Flemming

The CVs of each of the independent non-executive directors to be appointed to serve as members of the Audit Committee are provided on page 25 and page 26 of this Notice in Annexure 4 - Directors.

The election of Mr Johan Holtzhausen as a member of the Audit Committee is subject to the adoption of Ordinary Resolution Number 2.

The percentage of voting rights that will be required for this resolution to be adopted is more than 50% (fifty percent) of the voting rights exercised on the resolutions.

ORDINARY NON-BINDING ADVISORY RESOLUTION NUMBER 7: ENDORSEMENT OF THE COMPANY'S REMUNERATION POLICY

"Resolved that the Company's remuneration policy, as set out in the Remuneration Report of the Integrated Annual Report 2023 ("**Integrated Report**"), is hereby endorsed by way of a non-binding advisory vote."

King IV Report on Corporate Governance for South Africa, 2016 ("**King IV**") recommends and the JSE Listings Requirements require that a separate non-binding advisory vote should be obtained from shareholders on the Company's remuneration policy. The non-binding advisory vote enables shareholders to express their views on the company's remuneration policy and practices. The remuneration policy is set out in the Governance section - Remuneration Report in the Integrated Report.

Should 25% (twenty five percent) or more of the votes cast be against this non-binding advisory resolution, DRDGOLD undertakes to engage with the dissenting shareholders as to the reasons therefore and to make recommendations based on the feedback received.

ORDINARY NON-BINDING ADVISORY RESOLUTION NUMBER 8: ENDORSEMENT OF THE COMPANY'S IMPLEMENTATION REPORT

"Resolved that the Company's implementation report, as set out in the Remuneration Report of the Integrated Report, is hereby endorsed by way of a non-binding advisory vote."

Kind IV recommends and the JSE Listing Requirements require that a separate non-binding advisory vote should be obtained from shareholders on the Company's implementation report in respect of the remuneration policy. The non-binding advisory vote enables shareholders to express their views on the company's implementation of the remuneration policy as set out in the implementation report. The implementation report is set out in the Governance section - Remuneration Report in the Integrated Report.

Should 25% (twenty five percent) or more of the votes cast be against the above non-binding advisory resolution, DRDGOLD undertakes to engage with shareholders as to the reasons therefore and to make recommendations based on the feedback received.

ORDINARY RESOLUTION NUMBER 9: ADOPTION OF THE COMPANY'S SINGLE INCENTIVE PLAN INCORPORATING THE DEFERRED SHARE PLAN

"Resolved that the Board be and is hereby authorised, in accordance with Schedule 14 of the JSE Listings Requirements, to establish the DRDGOLD Single Incentive Plan ("**Plan**"), as approved by the JSE on Friday, 20 October 2023, which consists of a Single Incentive Policy ("**Policy**") and a Deferred Share Plan ("**DSP**"), the salient features of which are attached hereto as Annexure 5.

The complete document recording the terms of the Plan is available for inspection by shareholders, at the company's registered offices, from Monday, 30 October 2023 up to and including the date of the AGM, being Wednesday, 29 November 2023, during business hours.

Explanation

This resolution is proposed in order to approve the establishment of the Plan for purposes of driving the longer-term strategies of DRDGOLD; aligning the interests of participants in the Plan ("**Participants**") with shareholders' interests; incentivising and motivating Participants; attracting and retaining of scarce human resources; and rewarding superior performance by the company and Participants.

In accordance with the JSE Listings Requirements, the approval required for this resolution to be adopted is a 75% (seventy five percent) majority of the votes cast in favour of the resolution.

ORDINARY RESOLUTION NUMBER 10: AUTHORITY TO SIGN ALL REQUIRED DOCUMENTS

"Resolved that each director (acting individually or together with any others) be and is hereby authorised to sign all such documents and do all such things as may be necessary for, or incidental to, the implementation of all the approved special and ordinary resolutions contained in this Notice, in which this Ordinary Resolution Number 10 is included."

The percentage of voting rights that will be required for this resolution to be adopted is more than 50% (fifty percent) of the voting rights exercised on the resolution.

SPECIAL RESOLUTION NUMBER 1: GENERAL AUTHORITY TO REPURCHASE ISSUED SECURITIES

"Resolved that, subject to the provisions of the Act, the JSE Listings Requirements and the MOI, the directors be and are hereby authorised to approve the acquisition by the company or by any subsidiary of the company from time to time, of such number of DRDGOLD Securities, where applicable, in the company at such prices and on such other terms and conditions as the directors may from time to time determine on the following basis:

1. The general authority in terms of this resolution shall extend up to and including the date of the next AGM of the company or 15 (fifteen) months from the date on which this resolution is passed, whichever is the earlier date;
2. The company and its subsidiaries are enabled by their memorandum of incorporation to acquire Shares;
3. The repurchase by the company of Shares in issue shall not exceed, in aggregate, 20% (twenty percent) of the relevant class of the company's issued share capital, at the beginning of the financial year, in any one financial year;
4. Acquisitions by the company or its subsidiaries shall not be made at a price greater than 10% (ten percent) above the weighted average of the market value of Shares on the exchange operated by the JSE for the 5 (five) business days immediately preceding the date on which the acquisition is effected;
5. Acquisitions by the subsidiaries of the company may not result in a subsidiary, together with all other subsidiaries of the company, holding more than 10% (ten percent) of the relevant class of the entire issued share capital of the company from time to time;
6. Acquisitions of Shares may not take place during a prohibited period, as defined in the JSE Listings Requirements, unless a repurchase programme, in compliance with paragraph 5.72(h) of the JSE Listing Requirements, in terms of which an independent third party, which makes its investment decisions in relation to the company's securities independently of, and uninfluenced by the company, executes the repurchase programme, is in place where the dates and quantities of Shares to be traded during the relevant period are fixed and has been submitted to the JSE in writing prior to the commencement of the prohibited period;
7. As soon as the company and/or its subsidiary/ies has/have cumulatively repurchased 3% (three percent) of the number of the relevant class of Shares in issue as at the time that the general authority is granted, and for each 3% (three percent) in aggregate of the initial number of that class acquired thereafter, a SENS announcement containing the required details of such acquisitions will be published in compliance with the JSE Listings Requirements;
8. Such acquisitions will be effected through the order book operated by the trading system of the JSE and done without prior understanding or arrangement between the company and the counter party (reported trades being prohibited);
9. The company shall only be entitled, at any point in time, to appoint one agent to effect any acquisition on its behalf pursuant to this resolution;
10. Any such general acquisitions are subject to the exchange control regulations and approvals applicable at that point in time;
11. Prior to any acquisition, a resolution is passed by the Board authorising the acquisition, and stating that the group has passed the solvency and liquidity test (as contemplated in section 4 of the Act) and that, since that test was performed, there have been no material changes to the financial position of the group; and
12. After having considered the effect of repurchases of up to 20% (twenty percent) of Shares pursuant to this general authority (assuming it were to take place), the directors are, in terms of the Act and the JSE Listings Requirements, of the opinion that for a period of 12 (twelve) months after the date of this Notice:
    - 12.1 the company and the group would be able to repay their debts in the ordinary course of business;
    - 12.2 the assets of the company and the group, fairly valued, will be in excess of the liabilities of the company and the group. For this purpose, the assets and liabilities are recognised and measured in accordance with the accounting policies used in the latest audited group AFS;
    - 12.3 the company and the group will have adequate share capital and reserves for ordinary business purposes;
    - 12.4 the working capital of the company and the group will be adequate for ordinary business purposes; and
    - 12.5 a resolution by the Board that it has authorised the repurchase, that the company and its subsidiaries have passed the solvency and liquidity test and that, since that test was performed, there have been no material changes to the financial position of the group."

Explanation

The reason for, and effect of, Special Resolution Number 1 is to enable the directors to approve the acquisition by the group of Shares in the company, subject to the limitations set out in the resolution.

The directors are of the opinion that opportunities to acquire the Shares, which could enhance the earnings per share and/or net asset value per share, may present themselves in the future. Accordingly, in order for the group to be placed in a position to be able to utilise the provisions of the Act, and the JSE Listings Requirements, it is proposed that the directors be authorised by way of general authority, to acquire up to the maximum number of its Shares permitted by the JSE Listings Requirements.

SPECIAL RESOLUTIONS continued

SPECIAL RESOLUTION NUMBER 1: GENERAL AUTHORITY TO REPURCHASE ISSUED SECURITIES continued

The following information is disclosed / incorporated by reference for compliance with paragraph 11.26 of the JSE Listings Requirements:

1. **Major shareholders** – refer to the shareholders information section in the AFS;
2. **Share capital of the company** – refer to the equity note in the AFS;
3. **Directors' responsibility statement** – The directors whose names are set out in Annexure 4 of this Notice; collectively and individually, accept full responsibility for the accuracy of the information contained in this Special Resolution Number 1 and Notice and certify that, to the best of their knowledge and belief, there are no other facts, the omission of which, would make any statement in this Special Resolution Number 1 and Notice false or misleading and that they have made all reasonable inquiries to ascertain such facts have been made and that this Special Resolution Number 1 and Notice contains all information required by law and the JSE Listings Requirements; and
4. **Material changes** – Other than the facts and developments as reported in the subsequent events note in the AFS, there have been no material changes in the affairs, financial or trading position of the company and its subsidiaries from 30 June 2023 to the date of this Notice.

The percentage of voting rights that will be required for this resolution to be adopted is at least 75% (seventy five percent) of the voting rights exercised on the resolution.

SPECIAL RESOLUTION NUMBER 2: APPROVAL OF NON-EXECUTIVE DIRECTORS' REMUNERATION

"Resolved that in terms of clause 30 of the MOI, sections 65(11)(h), 66(8) and 66(9) of the Act, the remuneration of the non-executive directors ("**NEDs**") of the company for their services as directors be approved as set out in the table below with effect from 1 January 2024.

The proposed fees exclude Value Added Tax and reflect a 6% cost-of-living increase to the fees approved at the previous AGM.

TABLE A

	Proposed fees per annum Annual retainer fee R	Current approved fees per annum Annual retainer fee R
Chairman of the Board [1]	**1,669,500**	1,575,000
Lead Independent Director [1]	**946,050**	892,500
NEDs	**478,590**	451,500
Audit Committee chairman [2]	**200,340**	189,000
Audit Committee member	**133,560**	126,000
Committee chairman [2,3]	**155,820**	147,000
Risk Committee and Remuneration Committee member	**111,300**	105,000
Nominations Committee and Social and Ethics Committee member	**100,170**	94,500
Investment Committee Chair - ad hoc fee per meeting	**39,220**	37,000
Investment Committee member - ad hoc fee per meeting	**26,500**	25,000
Ad hoc fee applicable for additional special meetings [4]	**26,500**	25,000

[1] *Fees per annum for the Chair of the Board and the Lead Independent Director are all-inclusive fees i.e. they will not receive Committee membership fees nor will they receive ad hoc fees in the event of additional special meetings required or as members of the Investment Committee.*

[2] *This per annum fee is inclusive of both the NED's role as Chair of the Committee and as a member.*

[3] *Per annum fees applicable for the Chairs of all Committees except the Audit Committee.*

[4] *Ad hoc fees for additional work by a NED is only payable in out of the ordinary circumstances.*

Special Resolution Number 2 is proposed in order to comply with section 66(9) of the Act and the MOI which, *inter alia*, provides that remuneration payable to NEDs of a company in respect of their services as directors must be approved by a special resolution of shareholders within the previous 2 (two) years.

The percentage of voting rights that will be required for this resolution to be adopted is at least 75% (seventy five percent) of the voting rights exercised on the resolution.

SPECIAL RESOLUTION NUMBER 3: GENERAL AUTHORITY TO PROVIDE FINANCIAL ASSISTANCE IN TERMS OF SECTIONS 44 AND 45 OF THE ACT

"Resolved that the Board be and is hereby authorised, by way of a general approval in terms of sections 44 and 45 of the Act, but subject to compliance with the requirements of the MOI, the JSE Listings Requirements and the Act, to provide any direct or indirect financial assistance to any company or corporation that is related or inter-related to the company for any purpose or in connection with any matter, including but not limited to, the subscription of Options, or any DRDGOLD Securities issued or to be issued by the company or a related or inter-related company, or for the purchase of DRDGOLD Securities or a related or securities of inter-related company and on the basis that the directors shall have the authority to determine at the relevant time the terms and conditions for any such financial assistance, provided that no such financial assistance may be provided at any time in terms of this authority after the expiry of 2 (two) years from the date of adoption of this Special Resolution Number 3. Such authority granted in terms hereof shall endure for 2 (two) years following the date on which this Special Resolution Number 3 is adopted."

Explanation

This resolution is proposed in order to comply with the requirements of sections 44 and 45 of the Act. These sections of the Act require any financial assistance by the company to its related and inter-related companies or any of its directors and corporations to first be approved by a Special Resolution of its shareholders, adopted within the previous 2 (two) years. Special Resolution Number 3 does not authorise the provision of financial assistance to a director or prescribed officer of the company.

Special Resolution Number 3 is necessary for the sustainability of the business of the group, taking into account that the financial performance of the operations is dependent on numerous external factors, which include the gold price and the Rand/US$ exchange rate.

The Board undertakes that it will not adopt a resolution to authorise such financial assistance, unless the directors are satisfied that:

1. Immediately after providing the financial assistance, the company would satisfy the solvency and liquidity test as contemplated in the Act;
2. The terms under which the financial assistance is proposed to be given are fair and reasonable to the company; and
3. Written notice of any such resolution by the Board shall be given to all shareholders of the company and any trade union representing its employees:
   - within 10 (ten) business days after the Board adopted the resolution, if the total value of the financial assistance contemplated in that resolution, together with any previous such resolution during the financial year, exceeds 0.1% (zero point one percent) of the company's net worth at the time of the resolution; or
   - within 30 (thirty) business days after the end of the financial year, in any other case.

The percentage of voting rights that will be required for this resolution to be adopted is at least 75% (seventy five percent) of the voting rights exercised on the resolution.

VOTING AND PROXIES

On a show of hands, every shareholder present in person or by proxy or represented shall have only one vote irrespective of the number of Shares he holds or represents and, on a poll, every shareholder present in person or by proxy or represented shall have one vote for every share held in DRDGOLD by such shareholder on the AGM record date.

Shareholders holding certificated Shares in their own name and shareholders who have dematerialised their Shares and have elected "*own-name*" registration in the sub-register through a Central Securities Depository Participants ("**CSDP**") may electronically attend, participate and vote in person at the AGM, or may appoint one or more proxies (who need not be shareholders) to electronically attend, participate and vote at the AGM in the place of such shareholder.

A form of proxy to be used for this purpose is attached to this Notice. Duly completed forms of proxy must be lodged with the respective transfer secretaries at either of the addresses below at any time before the commencement of the AGM (or any adjournment of the AGM) or submitted to the chairperson of the AGM or the meeting facilitator, TMS, before the appointed proxy exercises any of the relevant shareholder's rights at the AGM (or any adjournment of the AGM), provided that should a shareholder lodge a form of proxy with the transfer secretaries in South Africa, the United States and the United Kingdom, at the below addresses, at least 24 hours and 48 hours, respectively, before the AGM, such shareholder will also be required to furnish a copy of such form of proxy to the chairperson of the AGM or the meeting facilitator, TMS, before the appointed proxy exercises any of such shareholder's rights at the AGM (or any adjournment of the AGM), as follows:

- shareholders registered on the South African register, JSE Investor Services (Pty) Limited, One Exchange Square, 2 Gwen Lane, Sandown, Sandton, 2196 (PO Box 10462, Johannesburg, 2000), or email at *meetfax@jseinvestorservices.co.za*, to reach them by no later than 10:00 am (South African Time) on Tuesday, 28 November 2023;
- shareholders holding Shares in the form of American Depositary Receipts, to The Bank of New York, Proxy Services Department, 101 Barclay Street, New York, NY 10286 to reach them by no later than 03:00 am (Eastern Standard Time) on Monday, 27 November 2023; and
- shareholders registered on the United Kingdom register to PXS1, Link Group, Central Square, 29 Wellington Street, Leeds, LS1 4DL, United Kingdom, to reach them by no later than 10:00 am (Greenwich Mean Time) on Monday, 27 November 2023.

Shareholders who have already dematerialised their Shares through a CSDP and who have not selected "*own-name*" registration in the sub-register through a CSDP or broker and shareholders who hold certificated Shares through a nominee who wish to electronically attend the AGM must instruct their CSDP, broker or nominee to issue them with the necessary authority to electronically attend or, if they do not wish to electronically attend the AGM, they may provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

In respect of dematerialised Shares, it is important to ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by a CSDP completes the form of proxy in terms of which he appoints a proxy to vote at the AGM.

Depository receipt holders may receive forms of proxy printed by the depositary bank, which should be completed and returned in accordance with the instructions printed on the forms of proxy.

The holder of a share warrant to bearer who wishes to electronically attend or be represented at the AGM must deposit his share warrant at the bearer reception office of PXS1, Link Group , Central Square, 29 Wellington Street, Leeds, LS1 4DL, United Kingdom, in both cases not later than 48 (forty eight) hours before the date appointed for the holding of the AGM (which period excludes Saturdays, Sundays and public holidays), and shall otherwise comply with the "conditions governing share warrants" currently in force. Thereupon a form of proxy or an electronic form under which such share warrant holder may be represented at the AGM shall be issued.

NOTICE OF ANNUAL GENERAL MEETING continued

FOR THE YEAR ENDED 30 JUNE 2023

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the MOI and this Notice are available for inspection at the registered office of the company during normal business hours on any weekday (excluding public holidays) from the date of this Notice to the date of the AGM, at which the aforementioned documents will be tabled.

DIRECTORS' RESPONSIBILITY STATEMENT

The directors, collectively and individually, accept full responsibility for the accuracy of the information pertaining to the Ordinary and Special Resolutions contained in this Notice and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made, and that these resolutions contain all information required by law and by the JSE Listings Requirements.

Registered office and postal address:

In South Africa
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park, 1709
Johannesburg
(PO Box 390, Maraisburg, 1700)

Depositary bank:

American Depositary Receipts
The Bank of New York
101 Barclay Street
New York
10286
United States of America

Transfer secretaries:

In South Africa
JSE Investor Services (Pty) Limited
One Exchange Square
2 Gwen Lane
Sandown, Sandton, 2196
(PO Box 10462, Johannesburg, 2000)

In the United Kingdom
PXS 1, Link Group
Central Square
29 Wellington Street
Leeds
LS1 4DL

Virtual Annual General Meeting Facilitator:

The Meeting Specialist (Proprietary) Limited
JSE Building, One Exchange Square
2 Gwen Lane
Sandown, 2196
(PO Box 62043, Marshalltown, 2196 South Africa)

By order of the Board

K MBANYELE
Company Secretary
30 October 2023

ANNEXURE 1 - SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

SUMMARY CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2023

Amounts in R million	Notes	2023	2022
Revenue		**5,496.3**	5,118.5
Cost of sales		**(3,911.0)**	(3,741.5)
Gross Profit from operating activities		**1,585.3**	1,377.0
Other income	2	**10.4**	91.3
Administration expenses and other costs		**(172.9)**	(161.2)
Results from operating activities	6, 7	**1,422.8**	1,307.1
Finance income		**334.3**	225.8
Finance expense		**(70.7)**	(74.8)
Profit before tax		**1,686.4**	1,458.1
Income tax	3	**(405.0)**	(334.3)
Profit for the year		**1,281.4**	1,123.8
Other comprehensive income		**17.9**	(9.1)
Items that will not be reclassified to profit or loss, net of tax			
Net fair value adjustment on equity investments at fair value through other comprehensive income		**17.9**	(9.1)
Fair value adjustment on equity investments at fair value through other comprehensive income	6, 8	**17.2**	(15.7)
Deferred tax thereon		**0.7**	6.6
Total other comprehensive income for the year		**17.9**	(9.1)
Total comprehensive income for the year		**1,299.3**	1,114.7
Earnings per share			
Basic earnings per share (SA cents per share)	4	**149.1**	131.2
Diluted earnings per share (SA cents per share)	4	**148.2**	130.6

The accompanying notes are an integral part of these summary consolidated annual financial statements.

These summarised consolidated annual financial statements are a summary of, and have been extracted from, the audited consolidated financial statements as at and for the year ended 30 June 2023, and have not themselves been audited or independently reviewed. Both the consolidated annual financial statements and these summarised consolidated annual financial statements were prepared under the supervision of the Chief Financial Officer, Mr Riaan Davel, CA(SA) and can be obtained from the Company on written request from the Company's company secretary, Kgomotso Mbanyele (*kgomotso.mbanyele@drdgold.com*), or are available from the Company's website at: *https://www.drdgold.com/investors/reports-and-results#ars2023*.

ANNEXURE 1 - SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

SUMMARY CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AT 30 JUNE 2023

Amounts in R million	Notes	2023	2022
ASSETS			
Non-current assets		**4,940.3**	4,001.2
Property plant and equipment		**3,909.5**	3,084.1
Investments in rehabilitation and other funds		**789.7**	710.8
Payments made under protest		**39.7**	40.4
Other investments	6	**168.6**	151.4
Deferred tax asset		**32.8**	14.5
Current Assets		**3,214.2**	3,077.0
Inventories		**413.6**	389.3
Current tax receivable		**40.6**	12.6
Trade and other receivables[1]		**288.6**	149.5
Cash and cash equivalents		**2,471.4**	2,525.6
TOTAL ASSETS		**8,154.5**	7,078.2
EQUITY AND LIABILITIES			
Equity		**6,274.1**	5,439.9
Stated share capital		**6,187.9**	6,173.3
Retained earnings/(Accumulated loss)		**86.2**	(733.5)
Non-current liabilities		**1,161.7**	1,012.8
Provision for environmental rehabilitation	5	**562.1**	517.7
Deferred tax liability	3	**560.7**	451.9
Liability for post-retirement medical benefits		**10.5**	10.4
Lease liabilities		**28.4**	32.8
Current liabilities		**718.7**	625.5
Trade and other payables		**700.5**	598.4
Current portion of lease liabilities		**11.3**	19.5
Current tax liability		**6.9**	7.6
Total Liabilities		**1,880.4**	1,638.3
TOTAL EQUITY AND LIABILITIES		**8,154.5**	7,078.2

[1] *Included in trade and other receivables is prepayments made towards capital projects, including those of the solar project of R185.5 million.*

The accompanying notes are an integral part of these summary consolidated annual financial statements.

ANNEXURE 1 - SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2023

Amounts in R million	Notes	Stated share capital	Retained earnings/ (Accumulated loss)	Total equity
Balance at 30 June 2021		**6,157.9**	**(1,337.5)**	**4,820.4**
Total comprehensive income				
Profit for the year			1,123.8	1,123.8
Other comprehensive income			(9.1)	(9.1)
Total comprehensive income		—	**1,114.7**	**1,114.7**
Transactions with the owners of the parent				
Contributions and distributions				
Treasury shares disposed of for the vesting of the equity-settled share-based payment		15.4	(15.4)	—
Dividend on ordinary shares			(513.6)	(513.6)
Equity-settled share-based payment expense			18.4	18.4
Total contributions and distributions		15.4	(510.6)	(495.2)
Balance at 30 June 2022		**6,173.3**	**(733.4)**	**5,439.9**
Total comprehensive income				
Profit for the year			**1,281.4**	**1,281.4**
Other comprehensive income	6, 8		**17.9**	**17.9**
Total comprehensive income		—	**1,299.3**	**1,299.3**
Transactions with the owners of the parent				
Contributions and distributions				
Treasury shares disposed of for the vesting of the equity-settled share-based payment		**14.6**	**(14.6)**	—
Dividend on ordinary shares			**(515.3)**	**(515.3)**
Equity-settled share-based payment expense			**22.0**	**22.0**
Equity-settled share based payment income tax impact on equity			**27.7**	**27.7**
Equity-settled share based payment vesting impact on equity			**0.5**	**0.5**
Total contributions and distributions		**14.6**	**(479.7)**	**(465.1)**
Balance at 30 June 2023		**6,187.9**	**86.2**	**6,274.1**

The accompanying notes are an integral part of these summary consolidated annual financial statements.

ANNEXURE 1 - SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

SUMMARY CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2023

Amounts in R million	Notes	2023	2022
Cash flows from opererating activites			
Cash generated from operations		**1,708.7**	1,585.6
Finance income received		**188.6**	111.1
Dividends received	6	**78.3**	71.5
Finance expense paid		**(5.2)**	(7.7)
Income tax paid		**(314.8)**	(262.7)
Net cash inflow from operating activities		**1,655.6**	1,497.8
Cash flows from investing activities			
Acquisition of property, plant and equipment		**(1,145.2)**	(584.1)
Proceeds on disposal of property, plant and equipment		**0.9**	12.2
Investment in other funds		**(28.4)**	(28.9)
Environmental rehabilitation payments to reduce decommissioning liabilities	5	**(13.8)**	(25.4)
Net cash outflow from investing activities		**(1,186.5)**	(626.2)
Cash flows from financing activities			
Dividends paid on ordinary shares		**(515.3)**	(513.3)
Repayment of lease liabilities		**(16.9)**	(19.7)
Net cash outflow from financing activities		**(532.3)**	(533.0)
Net (decrease) / increase in cash and cash equivalents		**(63.1)**	338.6
Impact of fluctuations in exchange rate on cash held in foreign currencies		**8.9**	7.0
Cash and cash equivalents at the beginning of the year		**2,525.6**	2,180.0
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	7	**2,471.5**	2,525.6

The accompanying notes are an integral part of these summary consolidated annual financial statements.

NOTES TO THE SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

1 BASIS OF PREPARATION

The summary consolidated annual financial statements are prepared in accordance with the requirements of the JSE Limited Listings Requirements ("**Listings Requirements**") and the requirements of the Companies Act of South Africa. The Listings Requirements require summary consolidated annual financial statements to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards ("**IFRS**") and the South African financial reporting requirements defined as the South African Institute of Chartered Accountants *Financial Reporting Guides* as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and to also, at a minimum, contain the information required by IAS 34 *Interim Financial Reporting*.

The accounting policies applied in the preparation of the consolidated annual financial statements, from which the summary consolidated annual financial statements were derived, are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements.

The summary consolidated annual financial statements have not been audited or reviewed and are extracted from the complete set of consolidated annual financial statements for the year ended 30 June 2023 which have been audited by the company's auditor, BDO South Africa Inc. The complete set of the annual financial statements have been prepared under the supervision of the Group's Chief Financial Officer, Mr Riaan Davel CA(SA). The audited consolidated financial statements and the unqualified audit report on the consolidated financial statements can be obtained from the company on written request from the Company's company secretary, Kgomotso Mbanyele (*kgomotso.mbanyele@drdgold.com*) or are available from the Company's website at *https://www.drdgold.com/investors/reports-and-results*. Shareholders are therefore advised that in order to obtain a full understanding of the financial results and the financial position of the group, as well as the nature of the auditor's work thereon, they should obtain a copy of the audited consolidated financial statements for the year ended 30 June 2023.

The directors are responsible for the preparation of the summary consolidated annual financial statements and for accurately extracting the information from the underlying audited consolidated financial statements.

Amounts in R million	**2023**	**2022**
2 RESULTS FROM OPERATING ACTIVITIES		
Results from operating activities include:		
A Other Income		
Included in other income is		
Insurance claim		
During the FY2020, a complex insurance claim process was initiated for business interruption caused by the regulatory lockdowns pursuant to the COVID-19 pandemic. R84.7 million was included in other income in profit or loss in FY2022. R53.0 million was received before 30 June 2022 and the balance of R31.7 million was received in FY2023.	—	(84.7)
3 DEFERRED TAX		
A Deferred tax rate adjustment		
Impact of the change in the forecast weighted tax rate:	—	(45.1)

TAX RATE ADJUSTMENT

The deferred tax assets and liabilities for the Group have been calculated taking into account the changes announced by the Minister of Finance in his budget speech on 23 February 2022, which were effective from 1 July 2022.
Deferred tax is recognised using the gold mining tax formula to calculate a forecast weighted average tax rate considering the expected timing of the reversal of temporary differences. The formula is calculated as: $Y = 33 - 165/X$ where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining income derived, expressed as a percentage.
Due to the forecast weighted average tax rate being based on the expected future profitability, the tax rate can vary significantly year on year and can move contrary to current year financial performance.
The forecast weighted average deferred tax rate of Ergo remained at 22% (FY2022: decreased from 25% to 22%). The forecast weighted average deferred tax rate of FWGR remained at 29% for FY2023 (FY2022: decreased from 30% to 29%).

DEFERRED TAX LIABILITY

The deferred tax liability increased from R451.9 million at 30 June 2022 to R560.7 million at 30 June 2023 mainly due to the acquisition of property, plant and equipment that have been fully claimed as accelerated capital deductions for income tax.

NOTES TO THE SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

4 EARNINGS PER SHARE

Amounts in R million	2023	2022
Basic earnings		
The calculations of basic and diluted earnings per ordinary share are based on the following:		
Profit for the year	1,281.4	1,123.8
Headline earnings		
The basic earnings has been adjusted by the following to arrive at headline earnings:	(7.3)	(4.6)
Gain on disposal of property, plant and equipment	(10.3)	(6.6)
Tax thereon	3.0	2.0
Headline earnings	1,274.1	1,119.2

Reconciliation of weighted average number of ordinary shares to diluted weighted average number of ordinary shares

Number of shares	2023	2022
Weighted average number of ordinary shares in issue adjusted for treasury shares	859,538,847	856,760,797
Effect of equity-settled share-based payment	5,423,357	4,203,336
Dilutive weighted average number of ordinary shares	864,962,204	860,964,133

SA cents per share	2023	2022
Basic earnings per share	149.1	131.2
Diluted basic earnings per share	148.2	130.6
Headline earnings per share	148.2	130.7
Diluted headline earnings per share	147.3	130.0

5 PROVISION FOR ENVIRONMENTAL REHABILITATION

Amounts in R million	2023	2022
Balance at the beginning of the year	517.7	570.8
Unwinding of provision	46.2	45.0
Change in estimate of environmental rehabilitation recognised in profit or loss	(7.1)	(2.2)
Change in estimate of environmental rehabilitation recognised to decommissioning asset (a)	20.4	(67.2)
Environmental rehabilitation payments (b)	(15.1)	(28.7)
To reduce decommissioning liabilities	(13.8)	(25.4)
To reduce restoration liabilities	(1.3)	(3.3)
Balance at the end of the year	562.1	517.7

(a) ***Change in estimate of environmental rehabilitation recognised to decommissioning asset***

The current year increased mainly as a result of above inflationary increases on machine hire rates.

(b) ***Environmental rehabilitation payments***

20ha of the Brakpan/Withok TSF and 5.1ha of the Driefontein 4 TSF were vegetated during the year.

NOTES TO THE SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

6 INVESTMENT IN RAND REFINERY (PTY) LTD ("RAND REFINERY")

The fair value of DRDGOLD's 11.3% interest in Rand Refinery at 30 June 2023 is estimated at R156.3 million (30 June 2022: R136.1 million).

In accordance with IFRS 13 *Fair Value Measurement*, the income approach has been established to be the most appropriate basis to estimate the fair value of the investment in Rand Refinery. This method relies on the future budgeted cash flows as estimated by Rand Refinery. Management used a model developed by an external expert to perform the valuation. Rand Refinery's refining operations (excluding Prestige Bullion) were valued using the Free Cash Flow model, whereby an enterprise value using a Gordon Growth formula for the terminal value was estimated. The forecasted dividend income to be received from Prestige Bullion was valued using a finite-life dividend discount model as Rand Refinery's shareholding will be reduced to nil in 2032 per agreement with the South African Mint (partner in Prestige Bullion).

The fair value of Rand Refinery increased as a result of an increase in forecast commodity prices. The enterprise value of the refining operations of Rand Refinery increased as a result of forecast commodity prices despite increases in forecast operating, forecast capital costs and an increase in the discount rate. The value of the forecasted dividends for Prestige Bullion decreased as a result of a decrease in the discount period due to the model being finite and an increase in the discount rate due to the uncertainties in the demand for Krugerrands.

The fair value measurement uses significant unobservable inputs and relates to a fair value hierarchy level 3 financial instrument.

	2023 R million	2022 R million
Reconciliation of investment in Rand Refinery		
Balance at the beginning of the year	136.1	119.3
Fair value adjustment on equity instruments at fair value through OCI	20.2	16.8
Balance at the end of the year	156.3	136.1
Dividends received	**77.4**	70.1

Key observable/unobservable inputs into the model include:

Amounts in R million	Observable/unobservable input	Unit	2023
Rand Refinery operations			
Forecast average gold price	Observable input	R/kg	**1,060,562**
Forecast average silver price	Observable input	R/kg	**13,460**
Average South African CPI	Observable input	%	**4.50**
Terminal growth rate	Unobservable input	%	**4.50**
South African long-term government bond rate	Observable input	%	**10.51**
Weighted average cost of capital	Unobservable input	%	**17.00**
Investment in Prestige Bullion			
Discount period	Unobservable input	years	**10**
Weighted average cost of capital	Unobservable input	%	**17.00**

Marketability and minority discounts (both unobservable inputs) of 15.3% and 17.0% were applied respectively. The latest budgeted cash flow forecasts provided by Rand Refinery was used and is classified as an unobservable input into the models.

Sensitivity analysis

The fair value measurement is most sensitive to the Rand denominated gold price and operating costs. The higher the gold price, the higher the fair value of the Rand Refinery investment. The higher the operating costs, the lower the fair value of the Rand Refinery investment. The fair value measurement is also sensitive to the discount rate, minority and marketability discounts applied.

6 INVESTMENT IN RAND REFINERY (PTY) LTD ("RAND REFINERY") continued

Sensitivity analysis

The below table indicates the extent of sensitivity of the Rand Refinery equity value to the inputs:

		Input		Change in OCI, net of tax	
Amounts in R million		**% Increase**	**% Decrease**	**% Increase**	**% Decrease**
Rand Refinery operations					
Rand US Dollar exchange rate	Observable inputs	1	(1)	2.4	(2.4)
Commodity prices (gold and silver)	Observable inputs	1	(1)	1.6	(1.6)
Operating costs	Unobservable inputs	1	(1)	(3.4)	3.4
Weighted average cost of capital	Unobservable inputs	1	(1)	(2.2)	2.2
Minority discount	Unobservable inputs	1	(1)	(1.2)	1.2
Marketability discount	Unobservable inputs	1	(1)	(1.2)	1.2
Investment in Prestige Bullion					
Cost of equity	Unobservable inputs	1	(1)	(0.6)	0.6
Prestige Bullion dividend forecast	Unobservable inputs	1	(1)	0.2	(0.2)

7 FINANCIAL RISK MANAGEMENT FRAMEWORK

COMMODITY PRICE SENSITIVITY

The Group's profitability and cash flows are primarily affected by changes in the market price of gold which is sold in US Dollars and then converted to Rand.

In line with our long-term strategy of being an unhedged gold producer, we generally do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the US Dollar gold price or the exchange rate movements. However, during periods when medium-term debt is incurred to fund growth projects and hence introduce liquidity risk to the Group, we may mitigate this liquidity risk by entering into facilities to achieve price protection. No such facilities were entered into during the current reporting period.

LIQUIDITY MANAGEMENT

DRDGOLD ended the current reporting period with cash and cash equivalents of R2,471.4 million (30 June 2022: R2,525.6 million).The Group earned interest of R190.2 million during the current reporting period, compared to R111.8 million for the year ended 30 June 2022, reflected by the higher cash balances and more favourable interest rates. Furthermore, the Group remains free of bank debt as at 30 June 2023 (30 June 2022: Rnil). Liquidity is further enhanced by current higher than expected Rand gold price levels.

8 FAIR VALUES

The Group's assets that are measured at fair value at reporting date consist of equity instruments at fair value through other comprehensive income included in other investments on the statement of financial position. Of this line item, R7.2 million (30 June 2022: R10.7 million) relates to fair value hierarchy level 1 instruments. This balance decreased due mainly to a decrease in the share price of West Wits Mining Limited. R161.4 million (30 June 2022: R140.7 million) relates to fair value hierarchy level 3 instruments, mainly the investment in Rand Refinery, refer to note 6.

9 OPERATING SEGMENTS

Ergo is a surface gold retreatment operation which treats old slime dams and sand dumps to the south of Johannesburg's central business district as well as the East and Central Rand goldfields. The operation comprises three plants. The Ergo plant continues to operate as metallurgical plant. The Knights plant was reconfigured from an operating metallurgical plant to operate as a pumping/milling station feeding the Ergo metallurgical plant. The City Deep plant continues to operate as a pump/milling station feeding the Ergo metallurgical plant.

FWGR is a surface gold retreatment operation which treats old slime dams in the West Rand goldfields. The operation comprises the Driefontein 2 plant and the relevant infrastructure to process tailings from the Driefontein 5 and 3 slimes dam and deposit residues on the Driefontein 4 Tailings Storage Facility.

Corporate office and other reconciling items (collectively referred to as "Other reconciling items") represent the items to reconcile to the consolidated financial statements. This does not represent a separate segment as it does not generate mining revenue.

NOTES TO THE SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

9 OPERATING SEGMENTS continued

2023 **Amounts in R million**	Ergo	FWGR	Other reconciling items	Total
Revenue (External)	4,108.6	1,387.7	—	5,496.3
Cash operating costs	(3,183.2)	(504.9)	—	(3,688.1)
Movement in gold in process and finished inventories - Gold Bullion	(1.8)	12.6	—	10.8
Segment operating profit	923.6	895.4	—	1,819.0
Additions to property, plant and equipment	(816.0)	(209.8)	(5.1)	(1,030.9)
Reconciliation of segment operating profit to profit after tax				
Segment operating profit	923.6	895.4	—	1,819.0
Depreciation	(120.6)	(95.8)	(1.1)	(217.5)
Change in estimate of environmental rehabilitation recognised in profit or loss	6.2	—	0.9	7.1
Ongoing rehabilitation expenditure	(24.7)	(1.7)	(0.4)	(26.8)
Care and maintenance	—	—	(0.4)	(0.4)
Other operating costs	3.9	—	—	3.9
Other income	0.1	10.2	0.1	10.4
Administration expenses and other costs	(8.3)	(2.9)	(161.7)	(172.9)
Finance income	34.4	31.8	268.1	334.3
Finance expense	(58.7)	(9.7)	(2.3)	(70.7)
Current tax	(51.1)	(201.9)	(33.3)	(286.3)
Deferred tax	(73.8)	(47.9)	3.0	(118.7)
Profit after tax	631.0	577.5	72.9	1,281.4
Reconciliation of cost of sales to cash operating costs				
Cost of sales	(3,320.2)	(589.8)	(1.0)	(3,911.0)
Depreciation	120.6	95.8	1.1	217.5
Change in estimate of environmental rehabilitation recognised in profit or loss	(6.2)	—	(0.9)	(7.1)
Movement in gold in process and finished inventories - Gold Bullion	1.8	(12.6)	—	(10.8)
Ongoing rehabilitation expenditure	24.7	1.7	0.4	26.8
Care and maintenance	—	—	0.4	0.4
Other operating costs	(3.9)	—	—	(3.9)
Cash operating costs	(3,183.2)	(504.9)	—	(3,688.1)

NOTES TO THE SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2023

10 SUBSEQUENT EVENTS

There were no subsequent events between the reporting date of 30 June 2023 and the date of issue of these summary consolidated annual financial statements other than included in the notes above and described below.

Declaration of dividend

On 23 August 2023, the Board declared a final dividend for the year ended 30 June 2023 of 65 SA cents per qualifying share amounting to R559.4 million, which was paid on 18 September 2023.

Conditional shares granted

On 25 October 2023, 2,955,805 conditional shares were granted to qualifying employees under the current equity settled long-term incentive scheme. These are expected to vest on 25 October 2026. The number of conditional shares granted includes those granted to directors and prescribed officers as follows:

	Number of conditional shares
Executive directors	
D J Pretorius	**436,959**
A J Davel	**232,624**
Prescribed officers	
W J Schoeman	**232,624**
K Mbanyele	**29,585**

ANNEXURE 2 - PRINTING AND DISTRIBUTION OF REPORTS

DEAR SHAREHOLDER

30 October 2023

Printing and distribution of reports

This booklet includes the following:

- detailed notice of AGM 2023;
- form of proxy;
- the electronic participation form; and
- the salient features of the new Single Incentive Plan incorporating the Deferred Share Plan (Annexure 5).

In a continuous drive to contain costs, we have rationalised the printing and postage of our various reports and neither the Integrated Report, nor the audited financial statements for the year ended 30 June 2023 have been printed. Both these reports are available on the company's website as pdf files and may be printed as required. Alternatively, you may contact the company secretary, Ms Kgomotso Mbanyele to request a copy/copies.

Tel: +27 87 285 9576 / email: *kgomotso.mbanyele@drdgold.com*

Certificated shareholders may elect not to receive any copies of the aforementioned communications. Dematerialised shareholders, who do not wish to receive copies of reports, should advise their CSDP or stockbroker to amend their records accordingly.

Yours sincerely

Ms K Mbanyele

Company Secretary

ANNEXURE 3 - SOCIAL AND ETHICS COMMITTEE REPORT

INTRODUCTION

In terms of regulation 43(5)(c) of the Companies Regulations, 2011, promulgated under the Act, the Social and Ethics Committee must report to shareholders at the company's AGM on the matters within its mandate. This report should be considered within the context of the company's Integrated Report and King IV.

ETHICS

Our Code of Conduct (the "**code**") was the subject of consultation with management. Each employee must receive and sign for a copy of the Code of Conduct when he or she becomes an employee of the group. The Code of Conduct is available on the DRDGOLD website at: *www.drdgold.com/about-us/governance*

Included in the Code of Conduct are the following provisions:

- Directors, officers and employees must comply with all laws and regulations that are applicable to their activities on behalf of the group.
- DRDGOLD acknowledges that all employees have a right to work in a safe and healthy environment. All employees are entitled to fair employment practices and have a right to a working environment free from discrimination and harassment.
- The group recognises that DRDGOLD and its people have a responsibility to contribute to local communities. Employees are encouraged to participate in, among others, religious, charitable, educational and civic activities, provided that such participation does not make undue demands on their work time or create a conflict of interest.
- The group expects employees to perform their duties in the best interest of the group and not to use their position, or knowledge gained through their employment with the group, for their private or personal advantage.
- Employees may not take up outside employment without prior approval of the CEO or hold outside directorships without prior approval of the Board. Directors who hold outside directorships must disclose these at the quarterly Board meetings.
- Employees should ensure that they are independent of any business organisation which has a contractual relationship with the group or provides goods or services to the group.
- An employee should neither accept nor solicit any non-minor gifts, hospitality or other favours from suppliers of goods or services.
- While directors and employees are encouraged to invest in and own shares in the group, such investment decisions must not contravene the conflict of interest provisions of the code, any applicable legislation, or any policies and procedures established by the various operating areas of the group, and must not be based on material non-public information acquired by reason of an employee's connection with the group.
- Directors and employees are expected to treat all information pertaining to the group, which is not in the public domain, in the strictest confidence and may not divulge such information to any third party without permission, even after the termination of their services with the group.
- The group strives to achieve timely and effective communication with all parties with whom it conducts business, as well as with governmental authorities and the public. No sensitive communication may be made to the media or investment community other than by DRDGOLD's CEO, CFO, or the appointed investor/public relations consultants. All other communications to the media or investment community must be made within the ambit of the group's announcements framework.

Further awareness campaigns and engagement with employees on the issues of bribery, corruption, fraud and other inappropriate conduct are ongoing within the group. The whistle-blower facility which is managed by Deloitte on our behalf continues to work, although there are some challenges. For example, we need to encourage employees to report dishonest conduct but to desist from spurious reporting.

ANNEXURE 3 - SOCIAL AND ETHICS COMMITTEE REPORT

HUMAN RIGHTS AND LABOUR

The company recognises two representative trade unions – the National Union of Mineworkers and UASA. The company consults and interacts with these trade unions in respect of all material matters relating to labour relations. The company does not operate in jurisdictions which abuse human rights. We are also not complicit in human rights abuses, employment of child labour or forced and compulsory labour.

EMPLOYMENT EQUITY

The company recognises and subscribes to the objectives of the Employment Equity Act, the Broad-Based Black Economic Empowerment Act, the Mineral and Petroleum Resources Development Act and all other laws which are meant to promote diversity and correct the injustices of the apartheid regime. The committee monitors the company's performance in this regard at all its quarterly meetings. However, in its efforts to promote equity and representation, the committee is mindful of avoiding inequality and unfair discrimination.

COMMUNITY DEVELOPMENT

The company's role in this area is addressed in the social value-add section of the Integrated Report.

HEALTH AND SAFETY

These issues are discussed in more detail in the employee relations section of the Integrated Report.

ENVIRONMENT

These issues are discussed in more detail in the environmental value-add section of the Integrated Report.

SHAREHOLDER QUESTIONS

The Act requires the committee to report to shareholders at its AGM on the matters within its mandate. This report will therefore be tabled at the AGM to be held on Wednesday, 29 November 2023. Shareholders may raise questions on the report at the meeting or by sending questions in advance of this date. Questions may be emailed to *kgomotso.mbanyele@drdgold.com*, or sent by mail to PO Box 390 Maraisburg, 1700, Republic of South Africa, to arrive no later than 10:00 am (South African time) on Monday, 27 November 2023.

E A Jeneker

Chairman: Social and Ethics Committee

NON-EXECUTIVE DIRECTORS



Timothy Cumming (65)

BSc (Hons) (Civil Engineering), MA (Philosophy, Politics and Economics)

NON-EXECUTIVE CHAIRMAN

Chairman: Board

Chairman: Nominations Committee

Member: Risk Committee and Remuneration Committee

Timothy (Tim) Cumming was appointed to the DRDGOLD Board on 1 August 2020 and was appointed as non-executive Chairman of the DRDGOLD Board and Chairman of the Nominations Committee on 1 December 2021. He is also an independent non-executive director of Sibanye-Stillwater Limited and Nedgroup Investments Limited, and serves as non-executive Chairman of Riscura Holdings Limited.

His career spans mining, financial services and consulting. He is the founder of Scatterlinks Proprietary Limited, a South African-based company providing leadership development and advisory services to senior business executives.

Tim started out as an engineer at the Anglo American Corporation of South Africa Limited working on a number of gold and diamond mines including involvement in the geo-technical design of the Ergo tailings facility. Thereafter he held senior roles in financial services including General Manager at Allan Gray Limited, Head of Investment Research at HSBC Securities (SA), CEO of Old Mutual Asset Managers and MD of various divisions within the Old Mutual Group.

Other involvements include Chairmanship of the Mandela Rhodes Foundation's Investment Committee and the Woodside Endowment Trust.



Johan Holtzhausen (77)

BSc (Geology and Chemistry), BCompt (Hons), CA (SA)

INDEPENDENT NON-EXECUTIVE DIRECTOR

Chairman: Audit Committee

Member: Remuneration Committee and Nominations Committee

Johan Holtzhausen was appointed as an independent non-executive director on 25 April 2014. With more than 43 years' experience in the accounting profession, he served as a senior partner at KPMG Services Proprietary Limited. His clients included major corporations listed in South Africa, Canada, the UK as well as Australia and the United States.

Johan chairs the Audit and Risk Committee of Tshipi é Ntle Manganese Mining Proprietary Limited. He is a non-executive director of Caledonia Mining Corporation Plc, a Jersey corporation listed in the United States and the United Kingdom, and he chairs its Audit and Risk Committee.



Edmund Jeneker (61)

Chartered Director (SA), B Hons, IEDP, M.Inst.D., SAIPA

LEAD INDEPENDENT NON-EXECUTIVE DIRECTOR

Chairman: Social and Ethics Committee

Member: Remuneration Committee and Nominations Committee

Edmund Jeneker was appointed non-executive director in November 2007 and lead independent non-executive director in August 2017. He has more than 31 years' experience as an executive in banking, business strategy, advisory and management at Grant Thornton South Africa Proprietary Limited, Swiss Re Corporate Solutions Advisors South Africa Proprietary Limited, the World Bank Competitiveness Fund and Deloitte South Africa. He completed almost 15 years at Absa Bank and Barclays Africa Group, where he was managing executive and served as director on the boards of several subsidiaries in the Absa and Barclays Africa Group.

Edmund is active in community social upliftment and served as a member of the Provincial Development Commission of the Western Cape Provincial Government. He currently serves on the Advisory Board of Global Competent Boards (Canada), Social and Ethics Forum of the Institute of Directors Southern Africa, Chairman of the Suidoosterfees NPC and The Cape Philharmonic Orchestra. He is a Certified ESG and Climate Change Competent Director and Chartered Director (SA).



Prudence Lebina (42)

BCom; Higher Diploma (Accounting), Certificate in Business Leadership, CA (SA)

INDEPENDENT NON-EXECUTIVE DIRECTOR

Chairperson: Risk Committee

Member: Audit Committee and Nominations Committee

Prudence Lebina was appointed independent non-executive director on 3 May 2019. She's a chartered accountant with over 18 years' working experience in corporate finance, business development, private equity, financial reporting and stakeholder management in the mining and financial services sectors.

Prudence is CEO of TriAlpha Investment Management Proprietary Limited, a specialist fixed income investment house managing local and international fixed income portfolios for institutional clients. She was previously CEO and Interim Finance Director of Mahube Infrastructure Limited (previously GAIA Infrastructure Capital Limited) listed on the Main Board of JSE Limited. Prudence is also an independent non-executive of Growthpoint Properties Limited and Telkom SA SOC Limited.

NON-EXECUTIVE DIRECTORS continued



Thoko Mnyango (58)

Dip Juris, BJuris

INDEPENDENT NON-EXECUTIVE DIRECTOR

Member: Social and Ethics Committee, Nominations Committee and Remuneration Committee.

Thoko Mnyango was appointed as an independent non-executive director on 1 December 2016. Thoko's career took off as a prosecutor for the KaNgwane homeland, before becoming a legal advisor for the Eastern Cape Development Corporation. Her experience in the corporate world is vast and spans over 30 years. Thoko has been in executive positions at Gijima Technologies since its inception until 2011. She has held directorships on various company boards including Gijima, EOH Mthombo Proprietary Limited, AllPay Eastern Cape Proprietary Limited, a subsidiary of Absa Limited, and the Ryk Neethling Foundation. Thoko is known as a specialist in business development and bridging the gap between the public and private sectors. Currently she holds the position of CEO of Vitom Holdings Pty (Ltd) and Vitom Brands Communication (Pty) Ltd, since 2010. Thoko is known in both the private and public sectors as a staunch advocate for transformation. Her passion for transformation began in the late 80s when she worked for a Johannesburg based NGO which focused on community development.



Jean Nel (51)

BAcc (Hons), CA (SA), CFA (AIMR)

INDEPENDENT NON-EXECUTIVE DIRECTOR

Chairman: Remuneration Committee

Member: Audit Committee; Remuneration Committee; and Risk Committee

Jean Nel was appointed as an independent non-executive director on 30 November 2018. He qualified as a CA(SA) in 1998 and obtained the CFA (AIMR) qualification. Jean has in excess of 20 years' experience in mining finance and mining executive and operational management. He was appointed to the Aquarius Platinum Board in April 2012 and became CEO of the Group in November 2012, a position he held until Aquarius Platinum was acquired by Sibanye-Stillwater in April 2016. From April 2016 to January 2017, Jean was the CEO of the Platinum division of Sibanye-Stillwater. He is currently a non-executive director of Mimosa Investments which owns the Mimosa platinum mine in Zimbabwe.



Charmel Flemming (40)

BAcc (Hons) CA (SA)

INDEPENDENT NON-EXECUTIVE DIRECTOR

Member: Audit Committee; Risk Committee; and Social and Ethics Committee

Charmel Flemming, appointed as an independent non-executive director on 1 August 2020 is the Founder and CEO of FTwelve, a boutique cloud-based accounting firm. She is also a non-executive director on the boards of MixTelematics and ATKV, having previously held positions at Acorn Agri & Food Limited, KPMG and De Beers. At the latter, she served as a non-executive director for Acorn Agri & Food Limited and as a trustee on the boards of both the De Beers Benefit Society Medical Aid and De Beers Pension Fund from 2014 to 2018. She is a qualified Chartered Accountant and non-executive director serving on JSE-listed boards and an advocate for diversity in the financial industry and inclusivity in the boardroom.

EXECUTIVE DIRECTORS



Niël Pretorius (56)

BProc, LLB, LLM

CHIEF EXECUTIVE OFFICER

Member: Risk Committee

Niël Pretorius has two decades of experience in the mining industry. He was appointed CEO designate of DRDGOLD on 21 August 2008 and CEO on 1 January 2009. Having joined the company on 1 May 2003 as legal advisor, he was promoted to Group Legal Counsel on 1 September 2004 and General Manager: Corporate Services on 1 April 2005. Niël was appointed as CEO of Ergo Mining Operations (formerly DRDGOLD SA) on 1 July 2006 and became Managing Director on 1 April 2008. Niël also serves as an elected board member of the Minerals Council South Africa.



Riaan Davel (47)

BCom (Hons), MCom, CA (SA)

CHIEF FINANCIAL OFFICER

Member: Social and Ethics Committee

Riaan Davel joined DRDGOLD in January 2015, before which he gained 17 years' experience in the professional services industry, the majority obtained in the mining industry in Africa. As part of his experience, Riaan provided assurance and advisory services, including support and training on the International Financial Reporting Standards (IFRS) to clients and teams across the African continent.

He spent seven years at KPMG as an audit partner, performing, inter alia, audits of listed companies in the mining industry, including SEC registrants. Riaan also has experience as an IFRS technical partner and represented the South African Institute of Chartered Accountants on the International Accounting Standards Board's project on Extractive Activities from 2003 to 2010. Riaan also served on committees that update the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (the SAMREC Code).

As Chief Financial Officer, he is playing an important role in directing DRDGOLD's strategic growth so that environmental impact is delivered in tandem with value for the Company, its shareholders, as well as society as a whole, by adopting and applying the best practicable environmental options, as well as monitoring, evaluating and reporting the success of the mitigation measures applied.

The DRDGOLD Annual Integrated Report, which Riaan oversees, has been ranked in the "Excellent" category at the EY Excellence in Integrated Reporting Awards for the third consecutive time in September 2023. Riaan was a nominee for the CFO of the Year at the CFO Awards 2022.

ANNEXURE 5 - SALIENT FEATURES OF THE NEW SINGLE INCENTIVE PLAN INCORPORATING THE DEFERRED SHARE PLAN

1. Background

1.1 The Remuneration Committee ("**Remco**") of DRDGOLD Limited ("**DRDGOLD**" or the "**Company**" or the "**Group**") authorised the design of a new incentive scheme at the August 2023 meeting. The new incentive scheme is intended to replace the existing incentives and to address the following key design objectives:

1.1.1 market best practice in the mining industry;

1.1.2 simplicity, transparency, supporting a performance culture;

1.1.3 enhanced Company integration; and

1.1.4 efficiency and optimising alignment with key shareholder objectives.

2. Plan

2.1 Following a review of market practice, design objectives and in consultation with stakeholders, a new Single Incentive Plan ("**Plan**") was recommended by the Remco and approved by the board of directors of the Company (the "**Board**") on 26 October 2023. The Plan:

2.1.1 combines all short- and long-term incentives into a single annual incentive, of which a portion is settled in cash soon after the applicable financial year-end and the balance is deferred into shares vesting over 3 to 5 years;

2.1.2 reflects the role of the participant and an appropriate mix of company and individual performance measures each year in a single scorecard;

2.1.3 simplifies the current incentive remuneration structure and meets both employee retention requirements and shareholder objectives;

2.1.4 addresses difficulties in setting LTI performance conditions for 3 years in the future, especially in an uncertain economic climate, which can negatively impact the intention of the performance condition, the incentive and the company's value proposition; and

2.1.5 addresses retention objectives whilst still staying true to the 'pay-for-performance' philosophy.

2.2 The Plan will form the basis of the Group's variable pay offering for eligible employees and will replace all existing short and long-term incentives. The award under the Plan comprises a cash payment (short-term incentive component, **Cash Portion**) and a deferred share award (long-term incentive component, **Deferred Shares** and **Award(s)**) in terms of which a participant will receive Company shares ("**Shares**"). These two components of the Plan are regulated by the Single Incentive Policy ("**Policy**") as set-out in the remuneration policy and the Deferred Share Plan ("**DSP**"), respectively.

2.3 In order to ensure that participants are not worse off, a final grant will be made under the existing long term incentive scheme in October 2024. This grant will vest in October 2027, subject to the fulfilment of vesting conditions. The final cash bonus in accordance with the existing short term incentive scheme will be paid in August 2024 in respect of the 30 June 2024 financial year end, subject to the fulfilment of the short-term incentive scheme conditions.

2.4 The proposed salient features of the DSP are detailed for approval below. The provisions of the Policy are detailed in the Group's Remuneration Report.

3. Instrument

3.1 Deferred Shares will be awarded to eligible employees under the DSP:

3.1.1 A portion of the Single Incentive, determined at the discretion of Remco in terms of the Policy, is delivered as regular, annual Awards of Deferred Shares, registered in the name of the participant, the vesting of which is subject to continued employment with the company (**Employment Condition**) until the vesting date (**Employment Period**). Vesting is detailed in 6.2.

3.1.2 The Remco may, in its absolute discretion, authorise the grant of *ad hoc* Awards of Deferred Shares as retention shares to eligible employees in appropriate circumstances to reward key talent as applicable.

4. Basis of Awards and Levels

4.1 In line with the requirements of King IV Report on Corporate Governance for South Africa, 2016 and best practice, regular, annual Awards will be made on a consistent basis to ensure long-term shareholder value creation. In addition, ad hoc Awards of Deferred Shares may be made in special circumstances such as to attract and retain key employees.

4.2 An Award to participants will primarily be based on the participant's cost to Company, grade, performance, retention, and attraction considerations, as well as market benchmarks.

4.3 The Award and quantum of the Policy in any given year, is subject to the discretion of the Remco which will be applied to reduce the overall quantum of the Policy, unless there are exceptional circumstances for not doing so, where:

4.3.1 the total number of Deferred Share Awards is more than 1% (one percent) of the number of Shares that the Company has in issue; and

4.3.2 the Policy may be reduced up to 25% per fatality, depending on the degree of culpability of the Company, as assessed by the Remco, and if the fatality is found to be due to a breakdown in or disregard for a safety culture, the Policy and can be reduced by up to 100% at the Remco's discretion.

5. PARTICIPANTS

5.1 Any person holding full-time salaried employment or office (including any executive director) with any member within the Group who is deemed to be eligible for participation in the Plan by the Remco.

5.2 Non-executive directors will not be permitted to participate in the Plan.

5.3 The Remco will consider participation on an annual basis. The relevant employer company will then notify any eligible employees of their Awards in an award letter.

5.4 Participation in the Plan does not form part of the terms of employment, and the Remco retains the absolute discretion regarding the making of an Award to any eligible employee.

6. BALANCED SCORECARD AND PERFORMANCE MEASUREMENT

6.1 The Board (or the Remco through delegated authority) will set appropriate key performance measures, which will be reviewed and defined annually with appropriate performance measures, weightings and threshold, target and stretch objectives per measure (**Scorecard**). The annual Scorecard measures, Employment Condition and Employment Periods will be determined taking into account the business environment at the time of making the Awards, and where considered necessary, in consultation with shareholders.

6.2 The Single Incentive Award is determined by measuring performance annually, after the Group's financial results have been released, against the Scorecard for the relevant employee. The outcome of this measure will determine the Single Incentive Award for the year, a portion of which is delivered in cash at the end of the financial year and a portion will be awarded as Deferred Shares vesting over a 5 (five) year at 20% per annum for F-band participants and over 3 (three) years at 33% per annum for E and D band participants. Vesting is subject to the Employment Condition being met. The details of the Award will be communicated to eligible employees in an award letter.

7. LIMITS

7.1 Company Limit

7.1.1 The aggregate number of Shares which may at any one time be utilised in terms of the DSP shall not exceed 43,229,436 (forty-three million two-hundred and twenty-nine thousand four hundred and thirty six) Shares to all participants, which equates to approximately 5% (five percent) of the number of issued Shares (the **Company Limit**). This is in line with market best practice.

7.1.2 In calculating the Company Limit, new shares allotted and issued by the Company or Shares held by a subsidiary in treasury account which have been used by the Company for settlement of Awards, will be included.

7.1.3 The Company Limit will be calculated to exclude Shares purchased in the market in settlement of Awards, Awards which are cash-settled, and Shares which do not subsequently vest because of forfeiture.

7.2 Individual Limit

7.2.1 The maximum number of shares which may be allocated to an individual participant in respect of all unvested Awards under the DSP may not exceed 5,187,532 (five million one hundred and eighty seven thousand five hundred and thirty two) Shares, which equates to approximately 0.6% (zero point six percent) of the number of issued Shares (the **Individual Limit**).

7.2.2 The Company Limit and Individual Limit will be increased or reduced in direct proportion to any adjustment in the Company's issued share capital as per the "Adjustment" provisions of the DSP rules.

7.2.1 The inclusions and exclusions from the Company Limit (detailed in 7.1.2 and 7.1.3) will likewise apply to the Individual Limit

8. AWARD

8.1 An award is (and Deferred Shares are) personal to a participant and will not be capable of being ceded, assigned, transferred or otherwise disposed of or encumbered by a participant.

8.2 There will be no consideration payable by the participant for the Award.

9. CALCULATION OF DEFERRED SHARES

9.1. The number of Deferred Shares attributable to an Award can be illustrated by the following formula:

A = B / C

Where:

A is the number of Deferred Shares, rounded down to the nearest whole number, to which a participant is entitled;

B is the Rand value of that portion of that participant's incentive, granted in terms of the Plan, that takes the form of Deferred Shares in accordance with the DSP and the Policy (**Award Value**); and

C is the value that is determined by using the volume weighted average share price of a Share on the Johannesburg Stock Exchange (**JSE**) over the 7 (seven) business days immediately preceding the award date (**Award Price**).

10. MANNER OF SETTLEMENT

10.1 The rules of the DSP are flexible to allow for settlement in any of the following manners:

10.1.1 by way of a market purchase of Shares;

10.1.2 use of treasury shares; or

10.1.3 issue of Shares.

10.2 The specific method of settlement will be determined by the Remco.

10.3 The Company will, if so instructed by the Remco, issue Shares to the participants, and recharge the related costs to the respective employer company in terms of an applicable recharge policy.

11. RIGHTS ATTACHED TO the DEFERRED SHARES

Pursuant to an award, participants will not be entitled to any shareholder rights (including dividend and voting rights) in respect of Deferred Shares before settlement upon vesting. Deferred Shares cannot be disposed of or encumbered by the participant prior to vesting and will be subject to forfeiture and disposal restrictions until vesting.

12. TERMINATION OF EMPLOYMENT

12.1. Fault Termination

12.1.1 Where the participant's employment with the Group is terminated prior to the vesting date due to misconduct, poor performance, retirement before the retirement date or resignation, any unvested Awards will be deemed to have been forfeited and cancelled unless the Remco determines otherwise.

12.1.2 Where a participant is transferred from one employer company to another employer company:

12.1.2.1 all Awards granted to such participant by the first employer company will remain in force on the same terms and conditions as set out in the DSP; and

12.1.2.2 the second employer company will assume a pro rata portion of the first employer company's obligations in respect of the relevant Awards in consideration for obtaining the participant's services from the first employer company.

12.2. No Fault Termination

12.2.1 Where the employment of a participant is terminated prior to the vesting date due to ill-health; disability; injury; retrenchment; retirement on or after the retirement date, the company by which the eligible employee is employed ceasing to be a member of the Group or the undertaking in which they are employed being transferred to a transferee which is not a member of the Group, the Awards will not be forfeited or vest early but on the original vesting date notwithstanding that the participant has ceased to be employed.

12.2.2 Where a participant's employment is terminated prior to the vesting date due to their death, the Deferred Share Award will vest in full on the date of termination of employment.

12.3. The Remco Discretion

12.3.1 The Remco may exercise its discretion to determine the fault termination or no fault termination status of participants for any reason not contemplated in the DSP, including in the case of mutual separation agreements, in its sole and absolute discretion.

13. REDUCTION AND FORFEITURE (MALUS) AND CLAWBACK

13.1 The Remco may exercise its discretion to determine that an Award is subject to reduction or forfeiture (in whole or in part) (malus) if certain trigger events occur before vesting. If the Remco determines that all or a portion of the participant's Award shall be forfeited, that Award shall be forfeited with effect from the date of the determination. The Remco may postpone the vesting date in respect of any participant's Award if, at the vesting date, there is an ongoing investigation or other procedure being carried on in order to determine whether the reduction and forfeiture provisions apply in respect of a participant or an Award.

13.2 The Remco may exercise its discretion to require a participant to repay the Award Value net of tax deducted (in whole or in part) to the Company (clawback) if certain trigger events occurred prior to the vesting date, but were only discovered within three (3) years of the vesting date.

13.3 The DSP specifies the malus and clawback triggers in detail as well as well the procedure to be followed by the Remco in applying malus and/or clawback.

ANNEXURE 5 - SALIENT FEATURES OF THE NEW SINGLE INCENTIVE PLAN INCORPORATING THE DEFERRED SHARE PLAN

14. ADJUSTMENTS

14.1 Variation of share capital

14.1.1 If the Company makes a Special Distribution and/or if the Company restructures its capital in that it –

14.1.1.1 undertakes a conversion, redemption, subdivision or consolidation of its ordinary share capital such adjustment shall be made to the number of equity securities in the Company Limit and the number of unvested Awards held by participants as may be determined to be fair and reasonable to the participants concerned by the Remco, provided that any adjustments pursuant to this clause 14 shall give a participant the entitlement to the same proportion of the equity capital as s/he was previously entitled;

14.1.1.2 undertakes a bonus or capitalisation issue, and adjustment shall be made to the number of equity securities in the Individual Limit and the rights of participants which is fair and reasonable and gives a participant the entitlement to the same proportion of the equity capital as they were previously entitled;

14.1.1.3 undertakes a rights offer, an adjustment may be made to the number of equity securities in the Individual Limit and the number of unvested Awards held by participants as may be determined to be fair and reasonable to the Participants concerned by the Remco, provided that any adjustments pursuant to this clause 14 shall give a Participant the entitlement to the same proportion of the equity capital as s/he was previously entitled.

14.1.2 The Company's auditors will confirm to the JSE, in writing, that any adjustments made in terms of 14.1.1 are in accordance with the provisions of the DSP. Such written confirmation will be provided to the JSE at the time that the adjustments are finalised.

14.1.3 No adjustments shall be required in the event of the issue of equity securities as consideration for an acquisition, the issue of securities for cash and the issue of equity securities for a vendor consideration placing.

14.1.4 Any adjustments made in terms of 14.1.1 will be reported in the Company's annual financial statements in respect of the financial year during which the adjustment is made.

14.2 Change of Control

14.2.1 In the event of a Change of Control (as contemplated in the DSP rules) and subject to the provisions of the DSP rules, the rights of participants under the Plan are to be accommodated on a basis which shall be determined by the Remco to be fair and reasonable to participants.

14.2.2 The balance of the Awards will continue in force, based on the original terms and conditions, unless the Remco determines that this is not feasible, and in this case, they will be adjusted or converted for replacement Awards provided that the participant is no worse off because of such adjustment or replacement.

15. LIQUIDATION

15.1 If the Company is placed in final liquidation, the company secretary of DRDGOLD will notify the participant thereof in writing and all Awards that have not vested at the date of notification will be forfeited.

16. AMENDMENT of the DSP

16.1 Subject to approval of the Board and every stock exchange on which the Company shares are listed, the Remco may amend any of the provisions of the DSP; provided that no amendment affecting the vested rights of any participant shall be effected without their prior written consent, and provided further that no such amendment affecting any of the following matters shall be competent unless it is sanctioned by ordinary resolution of 75% (seventy-five percent) of the shareholders of the Company in a general meeting, excluding all of the votes attached to shares owned or controlled by existing participants in the DSP -

16.1.1 the definition of eligible employees and participants;

16.1.2 the definition of Award Price;

16.1.3 the total number of Shares which may be received for the purpose of or pursuant to the DSP;

16.1.4 the maximum number of Shares which may be received by any participant in terms of the DSP;

16.1.5 the voting, dividend, transfer or other rights (including rights on liquidation of the Company) which may attach to any or Award;

16.1.6 the provisions in the DSP rules dealing with the rights (whether conditional or otherwise) in and to the Deferred Shares of participants who leave the employment of the Group prior to vesting;

16.1.7 the basis for determining the Awards in terms of these rules;

16.1.8 the treatment of Awards in instances of mergers, takeovers or corporate actions;

16.1.9 the termination rights of participants; and

16.1.10 the provisions of this paragraph 16.

16.2 Subject to approval from the JSE, minor amendments for the benefit of administration of the DSP, taking changes to Applicable Laws into account and amendments for tax purposes are excluded from the formal approvals required.

ANNEXURE 5 - SALIENT FEATURES OF THE NEW SINGLE INCENTIVE PLAN INCORPORATING THE DEFERRED SHARE PLAN

17. REACQUISITION

If, in terms of any provision of the DSP, any award or portion of an award is deemed to have been reacquired from a participant by or on behalf of the Company (where such award has been forfeited or lapsed prior to vesting), the Company is hereby irrevocably and in *rem suam* nominated, constituted and appointed as the sole attorney and agent of the participant concerned in that participant's name, place and stead to sign and execute all such documents and do all such things as are necessary for that purpose.

18. GENERAL

A copy of the DSP rules will be available for inspection at the registered offices of the Company during normal business hours on any business day from Monday, 30 October 2023 up to and including the date of the AGM, being Wednesday, 29 November 2023.

ELECTRONIC PARTICIPATION FORM

DRDGOLD LIMITED

Incorporated in the Republic of South Africa
(Registration number 1895/000926/06)
JSE and A2X share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
("**DRDGOLD**" or the "**company**" or the "**group**")

ELECTRONIC PARTICIPATION FORM IN THE DRDGOLD LIMITED ("COMPANY") VIRTUAL ANNUAL GENERAL MEETING HELD ON WEDNESDAY, 29 NOVEMBER 2023 AT 10:00 AM

1. Shareholders or their proxies who wish to participate in the annual general meeting via electronic communication ("**Participants**"), must apply to the company's meeting scrutineers to do so by e-mailing the form below ("**the application**") to the e-mail address of the company's meeting scrutineers, The Meeting Specialist Proprietary Limited ("**TMS**"), by no later than 10:00 am (South African time) on Tuesday, 28 November 2023. The e-mail address is as follows: *proxy@tmsmeetings.co.za*.
2. Shareholders who have dematerialised their shares, other than those shareholders who have dematerialised their shares with 'own name' registration, should contact their Central Securities Depository Participant ("**CSDP**") or broker in the manner and time stipulated in their agreement with their CSDP or Broker:
   2.1 to furnish them with their voting instructions; and
   2.2 if they wish to participate in the meeting, to obtain the necessary authority to do so.
3. Each shareholder, who has complied with the requirements below, will be contacted between Tuesday, 28 November 2023 and Wednesday, 29 November 2023 *via* email/mobile with a unique link to allow them to participate in the virtual annual general meeting.
4. The cost of the Participant's phone call or data usage will be at his/her own expense and will be billed separately by his/her own telephone service provider.
5. Participants will be able to vote during the annual general meeting through an electronic participation platform. Such Participants, should they wish to have their vote(s) counted at the annual general meeting, must provide TMS with the information requested below.
6. The Participant's unique access credentials will be forwarded to the email/cell number provided below.

APPLICATION FORM

Name and surname of shareholder	
Name and surname of shareholder representative (If applicable)	
ID number of shareholder or representative	
Email Address	
Cell number	
Telephone number	
Name of CSDP or Broker	
(If shares are held in dematerialised format)	
SCA number/Broker account number or	
Own name account number	
Number of shares	
Signature	
Date	

By signing this form, I agree to the terms and conditions on the following page and consent to the processing of my personal information above for the purpose of participation in the annual general meeting.

ELECTRONIC PARTICIPATION FORM

DRDGOLD LIMITED

Incorporated in the Republic of South Africa
(Registration number 1895/000926/06)
JSE and A2X share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
("**DRDGOLD**" or the "**company**" or the "**group**")

TERMS AND CONDITIONS FOR ELECTRONIC PARTICIPATION IN THE DRDGOLD LIMITED ("COMPANY") VIRTUAL ANNUAL GENERAL MEETING HELD ON WEDNESDAY, 29 NOVEMBER 2023 AT 10:00 AM

1. The cost of dialing in using a telecommunication line/webcast/web-streaming to participate in the annual general meetingg is for the expense of the Participant and will be billed separately by the Participant's own telephone service provider.
2. The Participant acknowledges that the telecommunication lines/webcast/web-streaming are provided by a third party and indemnifies the Company and TMS and/or their third party service providers against any loss, injury, damage, penalty or claim arising in any way from the use or possession of the telecommunication lines/webcast/web-streaming, whether or not the problem is caused by any act or omission on the part of the Participant or anyone else. In particular, but not exclusively, the Participant acknowledges that he/she will have no claim against the Company and TMS and/or its third party service providers, whether for consequential damages or otherwise, arising from the use of the telecommunication lines/webcast/web-streaming or any defect in it or from total or partial failure of the telecommunication lines/webcast/web-streaming and connections linking the telecommunication lines/webcast/web-streaming to the general meeting.
3. Participants will be able to vote during the annual general meeting through an electronic participation platform. Such Participants, should they wish to have their vote(s) counted at the annual general meeting, must act in accordance with the requirements set out above.
4. The annual general meeting will be recorded by TMS and the recording will be available upon request.
5. Given the above, the Participant agrees not to record the meeting by any another means.
6. Participants will be muted throughout the annual general meeting. There will be a question and answer session where participants may post questions on the virtual platform.
7. Participants are required to have a stable internet connection to successfully participate in the annual general meeting.
8. Once the Participant has received the link, the onus to safeguard this information remains with the Participant.
9. The application will only be deemed successful if this participation form has been fully completed and signed by the Participant and delivered or e-mailed to TMS at *proxy@tmsmeetings.co.za*.

Shareholder name:

Signature:

Date:

Important: You are required to attach a copy of your identity document/driver's licence/passport when submitting this form.

FORM OF PROXY

DRDGOLD LIMITED

Incorporated in the Republic of South Africa
(Registration number 1895/000926/06)
JSE and A2X share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
("**DRDGOLD**" or the "**company**" or the "**group**")

FORM OF PROXY FOR DRDGOLD SHAREHOLDERS

For use only by DRDGOLD shareholders registered on the United Kingdom register and with regard to the South African register, for use only by DRDGOLD shareholders holding share certificates and Central Securities Depository Participant ("**CSDP**") nominee companies, brokers' nominee companies and DRDGOLD shareholders who have dematerialised their share certificates and who have selected "*own-name*" registration through a CSDP at the annual general meeting of DRDGOLD shareholders to be held virtually on Wednesday, 29 November 2023 at 10:00 am (South African time), through an interactive electronic platform (the "**AGM**").

DRDGOLD shareholders on the South African register who have already dematerialised their share certificates through a CSDP or broker and who have not selected "*own-name*" registration and DRDGOLD shareholders who hold certificated ordinary shares through a nominee must not complete this form of proxy but must instruct their CSDP, broker or nominee to issue them with the necessary authority to electronically attend the AGM or, if they do not wish to electronically attend the AGM, they may provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

I/We (BLOCK LETTERS please)

of	
Telephone work ( )	Telephone home ( )
being the holder/s or custodians of	shares hereby appoint (see note 1 overleaf):
1. or failing him/her,	
2. or failing him/her,	
3. the chairman of the annual general meeting of DRDGOLD shareholders,	

as my/our proxy to electronically attend, participate in and vote on a show of hands or on a poll for me/us and on my/our behalf at the AGM to be held for the purpose of considering and, if deemed fit, passing, with or without modification, the resolutions to be proposed thereat and at each adjournment or postponement thereof, and to vote for and/or against the resolutions and/or abstain from voting in respect of the DRDGOLD shares registered in my/our name as follows (see note 2 overleaf):

	For	Against	Abstain
Ordinary resolution number 1 - Re-appointment of Independent Auditors			
Ordinary resolution number 2 - Re-election of Director - Mr Johan Holtzhausen			
Ordinary resolution number 3 - Re-election of Director - Ms Thoko Mnyango			
Ordinary resolution number 4 - Re-election of Director - Mr Niël Pretorius			
Ordinary resolution number 5 - General authority to issue securities for cash			
Ordinary resolution number 6.1 - Election of Audit Committee member - Mr Johan Holtzhausen			
Ordinary resolution number 6.2 - Election of Audit Committee member - Mr Jean Nel			
Ordinary resolution number 6.3 - Election of Audit Committee member - Ms Prudence Lebina			
Ordinary resolution number 6.4 - Election of Audit Committee member - Ms Charmel Flemming			
Ordinary non-binding advisory resolution number 7 - Endorsement of the Company's Remuneration Policy			
Ordinary non-binding advisory resolution number 8 - Endorsement of the Company's Implementation Report			
Ordinary resolution number 9 - Adoption of the Company's Single Incentive Plan incorporating the Deferred Share Plan			
Ordinary resolution number 10 - Authority to sign all required documents			
Special resolution number 1 - General authority to repurchase issued securities			
Special resolution number 2 - Approval of non-executive directors' remuneration			
Special resolution number 3 - General authority to provide financial assistance in terms of sections 44 and 45 of the Act			

and generally, to act as my/our proxy at the said AGM.

(Tick whichever is applicable). If no directions are given, the proxy holder will be entitled to vote or to abstain from voting, as that proxy holder deems fit. (See note 2 overleaf).

Signed at	on	2023
Signature		
Assisted by (where applicable)		

Each DRDGOLD shareholder is entitled to appoint one or more proxies (who need not be a shareholder/s of DRDGOLD) to electronically attend, participate and vote in the place of that DRDGOLD shareholder at the AGM. Unless otherwise instructed, the proxy may vote as he deems fit.

NOTES TO THE FORM OF PROXY

1. A DRDGOLD shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space/s provided, with or without deleting "the chairman of the AGM", but any such deletion must be initialed by such shareholder. The person whose name appears first on the form of proxy and who is present at the AGM will be entitled to act as proxy to the exclusion of those whose names follow.
2. A DRDGOLD shareholder's instruction to his proxy must be indicated in the appropriate box by inserting the number of shares in respect of which the shareholder wishes his proxy to cast his votes.
3. Should there be no indication in the appropriate box as to how the shareholder wishes his votes to be cast by his proxy then the proxy will be deemed to have been authorised to vote or abstain from voting at the AGM as the proxy deems fit.
4. A DRDGOLD shareholder may instruct the proxy to vote in respect of less than the total number of shares held by inserting the relevant number of shares in the appropriate box provided. A DRDGOLD shareholder who gives no indication as to the number of shares in respect of which the proxy is entitled to vote will be deemed to have authorised the proxy to vote or abstain from voting, as the case may be, in respect of all the shareholder's votes exercisable at the AGM.
5. A complete form of proxy, to be effective, must reach the transfer secretaries in South Africa and the United Kingdom at least 24 hours and 48 hours, respectively, before the time appointed for the holding of the AGM (which period excludes Saturdays, Sundays and public holidays) or be handed to the chairman of the AGM before the appointed proxy exercises any of the relevant shareholder's rights.
6. The completion and lodging of this form of proxy by DRDGOLD shareholders holding share certificates, CSDP nominee companies, brokers' nominee companies and DRDGOLD shareholders who have dematerialised their share certificates and who have elected "own-name" registration through a CSDP or broker, will not preclude the relevant shareholder from electronically attending the AGM and participating and voting in person thereat to the exclusion of any proxy appointed in terms thereof. DRDGOLD shareholders who have dematerialised their share certificates and who have not elected "own-name" registration through a CSDP or broker and DRDGOLD shareholders who hold certificated ordinary shares through a nominee who wish to electronically attend the AGM must instruct their CSDP or broker to issue them with the necessary authority to electronically attend.
7. Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity (such as power of attorney or other written authority) must be attached to this form of proxy unless previously recorded by DRDGOLD.
8. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
9. When there are joint holders of shares only one of such persons may sign this form of proxy in respect of such shares as if such person were the sole holder, but if more than one of such joint holders submits a form of proxy, the form of proxy, if accepted by the chairman of the AGM, submitted by the holder whose name appears first in the register of the company will be accepted.
10. The holder of a share warrant to bearer who wishes to electronically attend or be represented at the AGM must deposit his share warrant at the bearer reception office of Link Market Assets Services, The Registry PXS, 34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom, not later than 48 hours before the date appointed for the holding of the AGM (which period excludes Saturdays, Sundays and public holidays), and shall otherwise comply with the "conditions governing share warrants" currently in force. Thereupon a form of proxy or an attendance form under which such share warrant holder may be represented at the AGM shall be issued.
11. Depositary receipt holders will receive forms of proxy printed by the depositary bank, which should be completed and returned in accordance with the instructions printed on the forms of proxy.

SUMMARY OF SECTION 58 OF THE ACT

1. A shareholder of a company may, at any time and in accordance with the provisions of section 58 of the Companies Act, appoint any individual (including an individual who is not a shareholder) as a proxy to participate in, and speak and vote at, a shareholders' meeting on behalf of such shareholder.
2. Irrespective of the form of instrument used to appoint a proxy, the appointment of a proxy is suspended at any time and to the extent that the relevant shareholder chooses to act directly and in person in the exercise of any of such shareholder's rights as a shareholder.
3. Any appointment by a shareholder of a proxy is revocable, unless the form of instrument used to appoint such proxy states otherwise.
4. If an appointment of a proxy is revocable, a shareholder may revoke the proxy appointment by (i) cancelling it in writing, or making a later inconsistent appointment of a proxy and (ii) delivering a copy of the revocation instrument to the proxy and to the relevant company.
5. A proxy appointed by a shareholder is entitled to exercise, or abstain from exercising, any voting right of such shareholder without direction, except to the extent that the relevant company's memorandum of incorporation, or the instrument appointing the proxy, provides otherwise.
6. If the instrument appointing a proxy has been delivered by a shareholder to a company, then, for so long as that appointment remains in effect, any notice that is required in terms of the Companies Act or such company's memorandum of incorporation to be delivered to a shareholder must be delivered by such company to:

   6.1 the relevant shareholder; or

   6.2 the proxy or proxies, if the relevant shareholder has: (i) directed such company to do so, in writing and (ii) paid any reasonable fee charged by such company for doing so
7. If a company issues an invitation to its shareholders to appoint 1 (one) or more persons named by the company as a proxy, or supplies a form of proxy instrument:

   7.1 the invitation must be sent to every shareholder entitled to notice of the meeting at which the proxy is intended to be exercised;

   7.2 the invitation or form of proxy instrument supplied by the company must:

   7.2.1 bear a reasonably prominent summary of the rights established in section 58 of the Companies Act;

   7.2.2 contain adequate blank space, immediately preceding the name(s) of any person(s) named in it, to enable a shareholder to write the name and, if desired, an alternative name of a proxy chosen by the shareholder; and

   7.2.3 provide adequate space for the shareholder to indicate whether the appointed proxy is to vote in favour of or against any resolution(s) to be put at the meeting, or is to abstain from voting;
8. the company must not require that the proxy appointment be made irrevocable; and
9. the proxy appointment remains valid only until the end of the meeting at which it was intended to be used.

ADMINISTRATION AND CONTACT DETAILS

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number: 1895/000926/06)

OFFICES

Registered and corporate
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park
1709, Johannesburg
South Africa
(PO Box 390, Maraisburg, 1700)
South Africa
Tel: +27 (0) 11 470 2600
Fax: +27 (0) 86 524 3061

OPERATIONS

Ergo Mining Proprietary Limited
PO Box 12442
Selcourt
1567, Springs
South Africa
Tel: +27 (0) 11 742 1003
Fax: +27 (0) 11 743 1544

Far West Gold Recoveries Proprietary Limited
PO Box 390
Maraisburg
1700
South Africa
Tel: +27 (0) 10 822 8440
Fax: +27 (0) 86 524 3061

DIRECTORS

Timothy Cumming
Non-executive Board Chairman

Niël Pretorius
Chief Executive Officer

Riaan Davel
Chief Financial Officer

Johan Holtzhausen
Independent Non-executive Director

Edmund Jeneker
Independent Non-executive Director

Jean Nel
Independent Non-executive Director

Prudence Lebina
Independent Non-executive Director

Toko Mnyango
Independent Non-executive Director

Charmel Flemming
Independent Non-executive Director

COMPANY SECRETARY

Kgomotso Mbanyele

INVESTOR AND MEDIA RELATIONS

Jane Kamau
R&A Strategic Communications
Tel: +27 (0) 11 880 3924
Fax: +27 (0) 11 880 3788
Mobile: +27 (0) 79 336 4010
E-mail: *jane@rasc.co.za*

United Kingdom/Europe
Phil Dexter
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London EC2V 6DN
United Kingdom
Tel: +44 (0) 20 7796 8644
Fax: +44 (0) 20 7796 8645
Mobile: +44 (0) 7798 634 398
E-mail: *phil.dexter@corpserv.co.uk*

STOCK EXCHANGE LISTINGS

JSE
Ordinary shares
Share Code: DRD
ISIN: ZAE000058723

NYSE
ADRs
Trading Symbol: DRD

CUSIP: 26152H301

DRDGOLD's ordinary shares are listed on the Johannesburg Stock Exchange (JSE) and on the New York Stock Exchange (NYSE), in the form of American Depositary Receipts (ADRs). The company's shares are also traded on the A2X and the Regulated Unofficial Market on the Frankfurt Stock Exchange, and the Berlin and Stuttgart OTC markets.

SHARE TRANSFER SECRETARIES

South Africa
JSE Investor Services Proprietary Limited
One Exchange Square
2 Gwen Lane
Sandown, Sandton, 2196
PO Box 10462
Johannesburg, 2000
South Africa
Tel: +27 (0) 11 713 0800
Fax: +27 (0) 86 674 2450

United Kingdom
(and bearer office)
PXS 1, Link Group
Central Square
29 Wellington Street
Leeds LS1 4DL
United Kingdom
Tel: +44 (0) 20 8639 3399
Fax: +44 (0) 20 8639 2487

Australia
Computershare Investor Service Proprietary Limited
Level 2
45 St George's Terrace
Perth, WA 6000
Australia
Tel: +61 8 9323 2000
Tel: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

ADR depositary
The Bank of New York Mellon
101 Barclay Street
New York 10286
United States of America
Tel: +1 212 815 8223
Fax: +1 212 571 3050

Virtual Annual General Meeting Facilitator:
The Meeting Specialist (Proprietary) Limited
JSE Building, One Exchange Square
2 Gwen Lane
Sandown, 2196
Tel: +27 (0) 11 520 7950
Tel: +27 (0) 11 520 7951
Tel: +27 (0) 11 520 7952

GENERAL

JSE sponsor
One Capital

Auditor
BDO South Africa Inc.

Attorneys
ENSafrica Inc.
Malan Scholes
Alan Jacobs and Associates,
Nupen Staude de Vries Incorporated
Werksmans

Linklaters LLP

Bankers
ABSA Bank Limited
Standard Bank of South Africa Limited

Website
www.drdgold.com

DRDGOLD
LIMITED

www.drdgold.com